September 25, 2025

Tom L. Ward
Chief Executive Officer
Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, OK 73134

       Re: Mach Natural Resources LP
           Registration Statement on Form S-3
           Filed September 22, 2025
           File No. 333-290448
Dear Tom L. Ward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation